SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

CubeSmart

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

229663109

(CUSIP Number)

Todd C. Amsdell, Amsdell Companies, 20445 Emerald Parkway Drive SW, Suite 220, Cleveland, OH 44135, (216) 458-0670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229663109	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Todd C. Amsdell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,153,700*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,153,700*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,700*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes 2,996,850 shares owned by the Robert J. Amsdell Family Irrevocable Trust, of which Mr. Amsdell is the business advisor and a beneficiary, and 2,996,850 shares owned by the Loretta Amsdell Family Irrevocable Trust, of which Mr. Amsdell is the business advisor and a beneficiary. Mr. Amsdell disclaims beneficial ownership of the securities held by each of the trusts except to the extent of his pecuniary interest therein.

CUSIP No. 229663109	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert J. Amsdell Family Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,996,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 229663109	Page 4 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loretta Amsdell Family Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,996,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 229663109	Page 5 of 6

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by Todd C. Amsdell, the Robert F. Amsdell Family Irrevocable Trust and the Loretta Amsdell Family Irrevocable Trust (together with the Robert Amsdell Trust and Todd C. Amsdell, collectively, the “Reporting Persons”), relating to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CubeSmart (the “Company”), a Maryland real estate investment trust. Todd Amsdell is the business advisor and a beneficiary of the Trusts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and 5(c) are amended and supplemented as follows:

(a) According to the most recently available filings with the SEC by the Company, there are 135,120,940 Shares outstanding. The beneficial ownership percentages set forth in this Schedule 13D amendment are based on 135,120,940 Shares outstanding. The Reporting Persons may be considered members of a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell, an Ohio general partnership, Amsdell Holdings I, Inc., an Ohio corporation, and the Amsdell Real Estate Trust dated October 3, 1989, an Ohio trust. However, the Reporting Persons disclaim membership in a group with, and beneficial ownership of Shares held by, Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell, Amsdell Holdings I, Inc. and the Amsdell Real Estate Trust dated October 3, 1989.

Todd Amsdell beneficially owns 6,153,700 Shares, or 4.4% of the outstanding Shares, of which 160,000 Shares are owned by him individually, 2,996,850 Shares are owned by the Robert Amsdell Trust and 2,996,850 Shares are owned by the Loretta Amsdell Trust. The Robert Amsdell Trust beneficially owns 2,996,850 Shares, or 2.2% of the outstanding Shares. The Loretta Amsdell Trust beneficially owns 2,996,850 Shares, or 2.2% of the outstanding Shares.

(b) Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually. As the business advisor of the Robert Amsdell Trust, Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the trust. As the business advisor of the Loretta Amsdell Trust, Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the trust. Todd Amsdell disclaims beneficial ownership of the securities held by each of the Trusts except to the extent of his pecuniary interest therein.

(c) In the past 60 days, none of the Reporting Persons have effectuated any transactions in the Company’s stock.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014

/s/ Todd C. Amsdell
Todd C. Amsdell

Robert J. Amsdell Family Irrevocable Trust

/s/ Bernard L. Karr
By: Bernard L. Karr, Trustee

Loretta Amsdell Family Irrevocable Trust

/s/ Bernard L. Karr
By: Bernard L. Karr, Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Agreement of Joint Filing